UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

IEC ELECTRONICS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-34376	13-3458955
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

105 Norton Street, Newark, New York   14513
(Address of Principal Executive Offices) (Zip Code)

Jens Hauvn
Senior Vice President of Operations
  315-331-7742
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information on this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2016.

Section 1	Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2016 filed herewith as Exhibit 1.01, is available at https://www.iec-electronics.com/about/social-responsibility.

Item 1.02	Exhibit

A copy of the Conflict Minerals Report for the year end December 31, 2016 is filed herewith as Exhibit 1.01.

Section 2	Exhibits
Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IEC Electronics Corp.
(Registrant)

May 30, 2017	By:	/s/ Jens Hauvn
Jens Hauvn
Senior Vice President of Operations

EXHIBIT INDEX

Exhibit 1.01     Conflict Minerals Report